Exhibit 99.5
Agreement to Transition the 2016 Special Rate Period for Series 1 Variable Rate Demand Preferred Shares (the "Series 1 VDRP Shares") of Nuveen Ohio Quality Municipal Income Fund (the "Fund")
Dated as of November 16, 2017

1.  In accordance with the Notice of Special Rate Period (Designating a Subsequent Rate Period as a Special Rate Period for Series 1 Variable Rate Demand Preferred Shares) (the "Original Notice"), effective November 17, 2016, Banc of America Preferred Funding Corporation ("Preferred Funding"), as the Required Designated Owners, hereby:

(i) agrees to the terms set forth in the attached Notice of Special Rate Period (Transitioning the 2016 Special Rate Period to the 2017 Special Rate Period for the Series 1 Variable Rate Demand Preferred Shares) (the "Notice of 2017 Special Rate Period" and the Special Rate Period established thereby, the "2017 Special Rate Period") and to the transition to the 2017 Special Rate Period effective November 16, 2017, following the execution and delivery of this agreement, and the execution and delivery to Preferred Funding by the Fund of the Notice of 2017 Special Rate Period, upon the terms and subject to the conditions set forth therein; and

(ii) in accordance with Section 3.3(a) of the Original Notice, irrevocably waives its right to the Mandatory Tender of its Series 1 VRDP Shares otherwise provided in Section 3.3 of the Original Notice in connection with the designation of and transition to the 2017 Special Rate Period and agrees to retain its Series 1 VRDP Shares as of November 16, 2017, subject to its right to transfer such shares in accordance with the Original Notice and the Notice of 2017 Special Rate Period, as applicable.

(iii) waives the minimum notice period otherwise required for amendment of the Tender and Paying Agent Agreement in the form attached hereto as Exhibit A.

2.  The parties to this agreement agree that the foregoing agreements and waiver shall be binding on the current Holders and Designated Owners, and each subsequent Holder and Designated Owner of the Series 1 VRDP Shares.

3.  The parties to this agreement further agree that, effective November 16, 2017:

(i)
 References to the "Notice" in the Series 1 Variable Rate Demand Preferred Shares (VRDP) Remarketing Purchase Agreement, dated as of November 17, 2016 (the "Purchase Agreement"), between the Fund and Preferred Funding, shall be deemed to be to the Notice of 2017 Special Rate Period, and that, as modified hereby, the Purchase Agreement shall continue in full force and effect with respect to the 2017 Special Rate Period.

(ii)	References to the "2016 Special Rate Period" in the Purchase Agreement shall be deemed to be to the 2017 Special Rate Period.
(iii)	The final paragraph of Section 7.15 of the Purchase Agreement is hereby amended and restated as follows:

In addition, if the Board of Trustees shall designate a replacement (the "Replacement") to the SIFMA Municipal Swap Index pursuant to the definition of SIFMA Municipal Swap Index contained in the Notice of Adjustable Rate Period, the Fund shall notify the Holders of the Series 1 VRDP Shares within five (5) Business Days of such designation, and if within thirty (30) days of such notice the Majority Participants shall have objected in writing to the Replacement, the Board of Trustees shall designate a replacement to the Replacement as agreed to between the Fund and the Majority Participants.  In such event, the Replacement initially approved by the Board of Trustees shall be the replacement to the SIFMA Municipal Swap Index in effect for purposes of the Notice of Adjustable Rate Period until a new replacement to the SIFMA Municipal Swap Index has been approved by the Fund and the Majority Participants.

4.  The Fund agrees to pay the reasonable legal fees and expenses of counsel to Preferred Funding incurred in connection with the Notice of 2017 Special Rate Period and the implementation thereof.

5.  Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to them in the Original Notice.

6.  This agreement shall be construed in accordance with and governed by the laws of the State of New York, except section 7 below, which shall be construed with and governed by the domestic law of the Commonwealth of Massachusetts, in each case without regard to conflict of laws principles that would require the application of the laws of another jurisdiction.

THE PARTIES HERETO HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS CONSENT.

The parties hereto hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other party hereto on any matters whatsoever arising out of or in any way connected with this consent.

7.  A copy of the Fund's Declaration is on file with the Secretary of the Commonwealth of Massachusetts. This consent has been executed on behalf of the Fund by an officer thereof in such capacity and not individually and the obligations of the Fund hereunder are not binding upon such officer, any of the trustees or the shareholders individually but are binding only upon the assets and property of the Fund.

8.  This agreement may be executed in several counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same document.

[Signature Page Follows]

BANC OF AMERICA PREFERRED FUND CORPORATION, as the Required Designated Owners and Purchaser

By:        /s/ Thomas Visone
Name:   Thomas Visone
Title:     Authorized Signatory

NUVEEN OHIO QUALITY MUNICIPAL INCOME FUND

By:        /s/ Mark Winget
Name:   Mark Winget
Title:     Assistant Vice President

 EXHIBIT A

FORM OF TENDER AND PAYING AGENT AGREEMENT
[ON FILE]